Tonya K. Aldave

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington DC 20549

United States of America

February 11, 2016

Dear Ms. Aldave,

Republic of the Philippines

Amendment No. 2 to the Registration Statement under Schedule B

File No. 333-208780

Reference is made to Amendment No. 2 to the Registration Statement under Schedule B (the “Registration Statement”) (File No. 333-208780) of the Republic of the Philippines (the “Republic”) filed with the Commission via the EDGAR system on February 11, 2016 pursuant to the Securities Act of 1933. We hereby request that the Commission accelerate effectiveness of the Registration Statement to 5:00 p.m. on February 12, 2016, or as soon as practicable thereafter.

If you have any questions regarding this request for acceleration, please do not hesitate to contact Pam Shores at +852 2901 5159 or pam.shores@linklaters.com.

Yours sincerely,

/s/ Roberto B.Tan
Roberto B.Tan
Treasurer of the Philippines

cc: Pamela Shores